UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Rocket Dollar, Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    February 16, 2018

Physical address of issuer
221 E 9th Street, Suite 201, Austin, TX 78701

Website of issuer
https://www.rocketdollar.com/

Current number of employees
15

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$567,588.00	$422,110.00
Cash & Cash Equivalents	$503,252.00	$345,848.00
Accounts Receivable	$395.00	$900.00
Short-term Debt	$32,899.00	$158,688.00
Long-term Debt	$0.00	$1,650,000.00
Revenues/Sales	$341,340.00	$50,895.00
Cost of Goods Sold	$100,713.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	($2,294,522.00)	($1,406,480.00)

June 9, 2020

FORM C-AR

Rocket Dollar, Inc.



   This Form C-AR (including the cover page and all exhibits attached hereto, the "***Form C-AR***") is being furnished by Rocket Dollar, Inc., a Delaware corporation (the "***Company***", "***Rocket Dollar***", as well as references to "***we***", "***us***," or "***our***"), for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission (the "***SEC***").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at http://www.rocketdollar.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is June 9, 2020.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

   Forward Looking Statement Disclosure
   This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

   The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are

based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating, and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR
You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Rocket Dollar, Inc. (the "***Company***" or "***Rocket Dollar***") is a Delaware corporation formed on February 16, 2018.

The Company is located at 221 E 9th Street, Suite 201, Austin, TX 78701.

The Company's website is https://www.rocketdollar.com/.

The information available on or through our website is not a part of this Form C-AR.

The Business
The Company provides Self-Directed IRAs and Solo 401(k) products which allow individuals access to invest retirement savings into the asset class of the individuals choosing.

RISK FACTORS

Risks Related to the Company's Business and Industry

Major health epidemics, such as the outbreak caused by a coronavirus (COVID-19), and other outbreaks or unforeseen or catastrophic events could disrupt and adversely affect our operations, financial condition and business.

The United States and other countries have experienced, and may experience in the future, major health epidemics related to viruses, other pathogens, and other unforeseen or catastrophic events, including natural disasters, extreme weather events, power loss, acts of war, and terrorist attacks. For example, there was an outbreak of COVID-19, a novel virus, which has spread to the United States and other countries and declared a global pandemic. The global spread of COVID-19 has created significant volatility and uncertainty in financial as well as real estate markets. Although COVID-19 is currently not material to our results of operations, there is significant uncertainty relating to the potential impact of COVID-19 on our business. The extent to which COVID-19 impacts our current capital raise and our ability to obtain future financing, as well as our results of operations and financial condition, generally, will depend on future developments which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions taken by governments and private businesses to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 continue for an extensive period of time, our business, results of operations, and financial condition may be materially adversely affected.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were incorporated under the laws of Delaware on February 16, 2018. Accordingly, we have little history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our continuation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with an early-stage business operating in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of significant revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We have had significant operating losses since our inception. Substantially all of our losses have resulted from expenses incurred in connection with our research and development programs, from the design of our infrastructures, and from general and administrative costs associated with our operations. We expect to continue to incur losses for the foreseeable future, and we anticipate these losses will increase as we continue to develop alternative investments opportunities for our customers. Our business currently does not generate revenues that are sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products is highly competitive.

We face competition with respect to specialized retirement investment account providers that we may seek to enable in the future. Our competitors include financial services companies in the U.S., with Millennium Trust Company, Pensco Trust Company, and Equity Trust Company, as main competitors, as well many other trust companies, custodians and third party administrators who cater to sophisticated investors and offer self-directed retirement

accounts. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing products and thus may be better equipped than us to develop, commercialize and sell self-directed retirement accounts. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Todayashi Henry Yoshida and Chris Palmisano. Mr. Yoshida has served as Director and Chief Executive Officer from February 2018 to present and Mr. Palmisano has served as Director, Chief Operating Officer and Chief Revenue Officer from February 2018 to present. The Company has entered into stock vesting agreements with Todayashi Henry Yoshida and Chris Palmisano although there can be no assurance that they will continue to continue providing services to the Company for a particular period of time. The loss of Mr. Yoshida and Mr. Palmisano or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company only holds a key man life insurance policy on Mr. Yoshida.
The Company is dependent on Todayashi Henry Yoshida and Chris Palmisano in order to conduct its operations and execute its business plan, however, the Company has only purchased an indeterminate premium term life insurance policy for Mr. Yoshida. Therefore, if Mr. Palmisano were to die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of Mr. Palmisano could negatively affect the Company's business, financial condition, cash flow and results of operations.

We depend on third-party service providers and outsource providers for a variety of services, and we outsource a number of our non-core functions and operations.
As we offer to our customers access to investment opportunities, we rely on a number of third-party providers. Our operations require establishing and maintaining relationships with business partners such as third-party custodians, trust providers, and banks. Additionally, we rely on technology providers to maintain the infrastructure required to qualify and open our customer accounts, in particular to ensure compliance with know-your-customer regulations. In certain instances, we rely on single or limited service providers. If such service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in operations including re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of services could result in our inability to meet customer demand, failure to comply with the various regulations our activities are subject to, and damage to our reputation and customer relationships.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's services and maintaining the integrity of the data that supports the safety and efficacy of our products.
Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation. Similarly, negligence in performing our services can lead to adverse events.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.
We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

Damage to our reputation could negatively impact our business, financial condition and results of operations.
Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy.

Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new services to meet those changes, and respond to competitive innovation.
Consumer preferences of our products change continually. Our success depends on our ability to predict, identify, and interpret needs and to offer access to investment opportunities that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in educational guidelines and preferences will be long-term, or if we fail to introduce new and improved products to satisfy those guidelines, our sales could decline. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

In general, demand for our products and services is highly correlated with general economic conditions.
Our customers are mainly individuals who have a significant existing IRA or 401(k) balance, or other retirement assets. Consequently, a substantial portion of our revenue is derived from discretionary spending by individual customers, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Difficult macroeconomic conditions, particularly high levels of unemployment, will also impact our business, along with other factors, including consumer confidence, employment levels, interest rates, tax rates, consumer debt levels, and fuel and energy costs. Slowdowns in the U.S. or global economy, or an uncertain economic outlook, could adversely affect consumer spending habits and our results of operations.

From time to time, third parties may claim that one or more of our services infringe their intellectual property rights.
Any dispute or litigation regarding patents, trademarks, copyrights or other intellectual property could be costly and time-consuming due to the dense content of our teaching material and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of patent infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our teaching material, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement.

Security breaches of confidential customer information may adversely affect our business.
Our business requires the collection, transmission and retention of customer and employee data, including credit and debit card numbers and other personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and

protection of that customer and employee data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

Changes in federal, state or local laws and regulations could increase our expenses and adversely affect our results of operations.

The Company's current products are related to Individual Retirement Accounts and 401(k) accounts, both of which are subject to regulatory and statutory risk. At any time, the U.S. government could change laws or make or change administrative rules that make these accounts less desirable to the public. The current political environment, financial reform legislation, the current high level of government intervention and activism and regulatory reform may result in substantial new regulations and disclosure obligations and/or changes in the interpretation of existing laws and regulations, which may lead to additional compliance costs as well as the diversion of our management's time and attention from strategic initiatives. If we fail to comply with applicable laws and regulations we could be subject to legal risk, including government enforcement action and class action civil litigation that could disrupt our operations and increase our costs of doing business. Changes in the regulatory environment regarding topics such as privacy and information security, product safety or environmental protection, including regulations in response to concerns regarding climate change, collective bargaining activities, minimum wage laws and health care mandates, among others, could also cause our compliance costs to increase and adversely affect our business and results of operations.

BUSINESS

Description of the Business
Rocket Dollar, Inc. was founded in February 2018 by Todayashi Henry Yoshida, Thomas Young and Richard Dude. The Company was incorporated in Delaware. The Company provides Self-Directed IRAs and Solo 401(k) products, which allow individuals access to invest retirement savings into the asset class of the individuals choosing.

Business Plan
Rocket Dollar, Inc. enables individuals to access alternative investment opportunities through self-directed Individual Retirement Accounts (IRA) and Solo 401(k) plans; both traditional and ROTH. Most IRA and 401(k) providers only allow investments in a small set of options, typically marketable securities such as stocks, bonds, index funds, and mutual funds. The Company allows investors to invest in a wide variety of alternative asset classes and thereby affords the investor the opportunity to invest in alternative assets while retaining the tax benefits of the IRA or 401(k). The Company currently offers self-directed Traditional IRA accounts, SEP IRA accounts, and ROTH IRA accounts. Additionally, for self-employed persons, the Company offers both a regular and ROTH Solo 401(k) product.

Since its founding in early 2018, the Company has established relationships with third party custodians, trust providers and federally chartered commercial banks which allowed it to begin offering accounts to individuals in March 2018. Additionally, the Company has built the infrastructure required to qualify and open new accounts, such as technology to comply with know-your-customer banking regulations, customer on-boarding, facilitate the transfer of assets into said accounts and support clients in their account transactions, record keeping and compliance. Currently there are 338 customers on the platform.

The Company has transferred over $129 million in plan assets from 84 other administrators/custodians (both traditional and alternative asset-oriented) which has allowed the Company to gain insight into the policies and procedures, creating operating efficiencies for new customers who are bringing assets from these competitors.

The Company plans to be able to offer its clients a robust eco-system of alternative investments opportunities from a variety of sponsors, promoters and marketplaces. The Company has already established more than a dozen of these relationships.

History of the Business
Rocket Dollar, Inc. was founded in February 2018 by Todayashi Henry Yoshida, Thomas Young and Richard Dude. The Company was incorporated in Delaware. From March to June that year the Company raised $1.65 million in convertible notes and commenced commercial operations (see 'CAPITALIZATION AND OWNERSHIP' below). Its Solo 401(k) product was launched in March of 2018 with the Self-Directed IRA following in June. By the end of 2018, the Company had 13 full time employees and finished the year with 150 customer accounts. In early March

2019 the Company conducted a priced offering of its securities which converted all earlier outstanding convertible notes. The Company currently has 14 full time employees and 1 part time employee.

The Company's Products
The Company currently offers self-directed Traditional IRA accounts, ROTH IRA accounts and SEP IRA accounts. For self-employed persons, the Company offers both a regular and ROTH Solo 401(k) product.

Competition
The Company's main competitors are Millenium Trust Company, Pensco Trust Company, and Equity Trust Company. The Company's main competitive advantage over the other companies in the space is the support that Rocket Dollar offers post-purchase. The Company is also taking the complexity out of the process by simultaneously creating an LLC for its IRA customers and commercial bank accounts for both 401(k) and IRA customers through its digital platform. The Company also offers its customers a customized account dashboard showing their account information and balances.

Customer Base
The Company's target market are individuals who have either a) a significant existing IRA or 401(k) balance and who wish to unlock those funds to invest in alternative assets, or b) who are active alternative asset investors seeking to use their retirement assets to augment their investment activities and defer gains.

After opening its first 250 accounts, the Company performed a study on the composition of its customer base. The results were that the average customer was funding their account with roughly $85,000 and using the funds to invest in real estate syndications, as well as private companies. The average Rocket Dollar customer is 45 years old, with a household income in the low to mid six figures. As of December 2019, the average account balance has grown to $113,000.

Intellectual Property

Trademarks

Application or Registration #	Title	Description	File Date	Grant Date	Country
Serial No.: 87819501	ROCKET DOLLAR	STANDARD CHARACTER MARK	March 4, 2018	Pending	USA
Serial No.: 87819757	ROCKET DOLLAR	DESIGN PLUS WORDS, LETTERS, AND/OR NUMBERS	March 5, 2018	Pending	USA

Patents and Provisional Patent Applications

Application or Registration #	Title of Invention	Description	File Date	Grant Date	Country
Application No.: 16701057	SYSTEM AND METHOD FOR TRANSFERRING AND ROLLING-OVER FUNDS BETWEEN ACCOUNTS	Invention generally relates to computer systems and methods for transferring tax-advantaged retirement account money between tax-advantaged retirement accounts.	December 2, 2019	Pending	USA

Governmental/Regulatory Approval and Compliance
The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation
To the Company's knowledge, there are no existing legal suits pending or threatened against the Company.

Other
The Company's principal address is 221 E 9th Street, Suite 201, Austin, TX 78701.

In addition, the Company maintains a mail reception address at 2028 E Ben White Blvd, Suite 240-4010, Austin, TX 78741.

The Company conducts business in all of the United States.

Subsidiaries
The Company owns 100% of the membership interests in Rocket Dollar Advisor, LLC, a Delaware limited liability company formed on September 19, 2018. Further, as of October 26, 2018, Rocket Dollar Advisors, LLC owns 100% of the capital stock of QuantAdvisor Inc., a Delaware corporation incorporated on October 1, 2013.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Todayashi Henry Yoshida

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director and Chief Executive Officer: February 2018-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Henry is CEO and Co-founder at Rocket Dollar. He is a successful entrepreneur, Certified Financial Planner. In the past, Henry was the founder of venture capital backed robo-advisor retirement plan platform Honest Dollar, acquired by Goldman Sachs, was the founder of MY Group LLC (acquired by Captrust), a $2.5 billion assets under management investment firm, and a Merrill Lynch Vice President. Henry proudly serves as a Central Texas Angel Network Partner, Techstars + Capital Factory mentor, and NextGen Venture Partner.

Henry has many retirement industry accolades over his career. He was a 2014 finalist for the ASPPA/NAPA 401(k) Leadership Award and, in 2012 and 2013, was recognized as a finalist for PLANSPONSOR Magazine's Retirement Plan Adviser of the Year. Henry shares his industry expertise as a speaker at several industry conferences, as well as having been featured or quoted in the Wall Street Journal, TechCrunch, Bloomberg Businessweek, and Financial Times. He has a passion for helping people be the best that they can be and contributes as a member in several financial and technology industry organizations.

Henry graduated from The University of Texas at Austin, has an MBA from Cornell University, and lives in Austin with his wife and two daughters.

Name
Chris Palmisano

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, Chief Operating Officer and Chief Revenue Officer: April 2018-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Chris Palmisano is Chief Operating Officer/Chief Revenue Officer and Board Member at Rocket Dollar. He has held leadership roles in sales, marketing, business development, and operations at Khorus, SolarWinds, and Google Inc. He was an angel investor in Rocket Dollar and joined the board of directors as an independent board member. Soon thereafter he joined the Company as Founding Chief Operating Officer. He has been a self-directed investor since 2007.

He is a mentor at startup accelerators, a guest lecturer at business schools, an angel investor, Founding Venture Partner at NextGen Venture Partners, and an advisor to many CEOs and startup companies.

Chris is a former U.S. Marine Corps officer and lives in Austin, Texas. He holds an MBA in Finance, Beta Gamma Sigma, from the University of North Carolina's Kenan-Flagler Business School, an MS in Computer Information Systems from Boston University's Department of Computer Science, and a BS in Management Information Systems from Rochester Institute of Technology.

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Todayashi Henry Yoshida

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director and Chief Executive Officer: February 2018-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Henry is CEO and Co-founder at Rocket Dollar. He is a successful entrepreneur, Certified Financial Planner. In the past, Henry was the founder of venture capital backed robo-advisor retirement plan platform Honest Dollar, acquired by Goldman Sachs, was the founder of MY Group LLC (acquired by Captrust), a $2.5 billion assets under management investment firm, and a Merrill Lynch Vice President. Henry proudly serves as a Central Texas Angel Network Partner, Techstars + Capital Factory mentor, and NextGen Venture Partner.

Henry has many retirement industry accolades over his career. He was a 2014 finalist for the ASPPA/NAPA 401(k) Leadership Award and, in 2012 and 2013, was recognized as a finalist for PLANSPONSOR Magazine's Retirement Plan Adviser of the Year. Henry shares his industry expertise as a speaker at several industry conferences, as well as having been featured or quoted in the Wall Street Journal, TechCrunch, Bloomberg Businessweek, and Financial Times. He has a passion for helping people be the best that they can be and contributes as a member in several financial and technology industry organizations.

Henry graduated from The University of Texas at Austin, has an MBA from Cornell University, and lives in Austin with his wife and two daughters.

Name
Chris Palmisano

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, Chief Operating Officer and Chief Revenue Officer: April 2018-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Chris Palmisano is Chief Operating Officer/Chief Revenue Officer and Board Member at Rocket Dollar. He has held leadership roles in sales, marketing, business development, and operations at Khorus, SolarWinds, and Google Inc. He was an angel investor in Rocket Dollar and joined the board of directors as an independent board member. Soon thereafter he joined the company as Founding Chief Operating Officer. He has been a self-directed investor since 2007.

He is a mentor at startup accelerators, a guest lecturer at business schools, an angel investor, Founding Venture Partner at NextGen Venture Partners, and an advisor to many CEOs and startup companies.

Chris is a former U.S. Marine Corps officer and lives in Austin, Texas. He holds an MBA in Finance, Beta Gamma Sigma, from the University of North Carolina's Kenan-Flagler Business School, an MS in Computer Information Systems from Boston University's Department of Computer Science, and a BS in Management Information Systems from Rochester Institute of Technology.

Name
Rick Dude

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Technology Officer: March 2018-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Rick is a technologist, financial professional, and serial entrepreneur. He holds a Series 65 and founded QuantAdvisor, an Internet Registered Investment Advisor, in 2011. As a technology consultant, he's planned and implemented large data infrastructure projects for the banking, pharmaceutical, government, retail, and manufacturing industries. His best-known clients include Bank of America, the Transportation Security Administration, the State of Texas, and

Bristol-Myers Squibb. He has founded or been an early key employee at five different startups. Three found funding, and two were acquired.

Rick lives in East Austin with his wife and three children and is a manager of the Austin Huns Rugby Club. He is from Tuscaloosa, Alabama, and attended American Intercontinental University.

Indemnification
Subject to the provisions of the Bylaws of Rocket Dollar, Inc., adopted February 16, 2018 (the "***Bylaws***"), indemnification is authorized by the Company to directors, officers or certain employees and agents to the fullest extent permitted by Delaware law, in the event of third party proceedings and in action by or in the right of the Company.

Employees
The Company currently has 14 full time and 1 part time employees, fifteen of whom are based at the Company's headquarters in Austin, Texas.

CAPITALIZATION AND OWNERSHIP

Capitalization

The total number of shares of all classes of stock that the Company has authority to issue is 36,693,872 shares, consisting of (a) 25,000,000 shares of Common Stock, $0.0001 par value per share (the "***Common Stock***") and (b) 11,693,872 shares of Preferred Stock, $0.0001 par value per share (the "***Preferred Stock***"). The Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed in the Company's Amended and Restated Certificate of Incorporation of Rocket Dollar, Inc., filed on March 16, 2020 with the Delaware Secretary of State (the "***Amended and Restated Certificate of Incorporation***"). As of the effective date of the Amended and Restated Certificate of Incorporation , the first Series of Preferred Stock has been designated Series Seed 1 Preferred Stock (the "***Series Seed 1 Preferred Stock***") and shall consist of 3,220,515 shares, the second Series of Preferred Stock shall be designated Series Seed 2 Preferred Stock (the "***Series Seed 2 Preferred Stock***") and shall consist of 4,765,901 shares, the third Series of Preferred Stock shall be designated Series Seed 3 Preferred Stock (the "***Series Seed 3 Preferred Stock***") and shall consist of 1,207,456 shares, and the fourth Series of Preferred stock shall be designated Series Seed 4 Preferred Stock (the "***Series Seed 4 Preferred Stock***") and shall consist of 2,500,000 shares.

The Company has issued the following outstanding Securities:

Common Stock

On February 23, 2018, the Company issued 7,000,000 and 1,500,000 shares of its Common Stock, respectively, to its founders Todayashi Henry Yoshida and Thomas Young, for the purchase price of $0.0001 per share and the aggregate proceeds of $850.00. This offering of securities was exempt under the Securities Act of 1933, as amended (the "***Securities Act***") pursuant to Section 4(a)(2). The use of proceeds of this offering was used for general working capital. The shares are subject to a one-year cliff, at which time 25% of the grant shall vest. After the cliff, the remainder of the shares will vest monthly for the remaining 36 months. As of the date of this Form C-AR, 3,718,750 of such shares of Common Stock have fully vested to date and 4,781,250 remain subject to vesting.

On March 9, 2018, the Company issued 101,010 shares of Common Stock to Capital Factory Partners 2018, L.P., for the purchase price of $0.01 per share and the aggregate proceeds of $1,010.11. This offering of securities was exempt under the Securities Act pursuant to Section 4(a)(2). The use of the proceeds of this offering were used for general working capital. The shares were fully vested on the date of grant.

Additionally, on February 7, 2019, February 8, 2019 and February 11, 2019, the Company issued an aggregate of 1,175,000 shares of Common Stock to four purchasers for the purchase price of $0.02 per share and the aggregate proceeds of $235,000.00. This offering of securities was exempt under the Securities Act pursuant to Section 4(a)(2). The use of the proceeds of this offering were used for general working capital. The shares were fully vested on the date of grant.

Additionally, pursuant to the Company's 2018 Equity Incentive Plan, the Company has issued 1,727,083 shares of restricted Common Stock, of which 207,987 have been repurchased and 1,519,096 remain issued and outstanding, pursuant to an early exercise feature of awards made pursuant to the Company's 2018 Equity Incentive Plan. The terms of these issuances and restrictions on these shares are more fully detailed in the section below titled 'Employee Stock Option Plan'.

As of the date of this Form C-AR, 5,496,001 of the shares of Common Stock issued and outstanding are fully vested and 5,693,067 shares are subject to vesting. Until all shares have vested, the Company has a right to repurchase unvested shares in the event that the shareholder's continuous service to the Company is voluntarily or involuntarily terminated.

Series Seed Preferred Stock

On March 13, 2019, the Company filed with the Secretary of State in Delaware a first Amended and Restated Certificate of Incorporation authorizing the sale of Series Seed 1 Preferred Stock, Series Seed 2 Preferred Stock, and Series Seed 3 Preferred Stock. The Company has issued a total of 9,952,994 shares of Series Seed 1, 2, 3 & 4 Preferred Stock. On December 2, 2019, the Company filed with the Secretary of State in Delaware a further Amended and Restated Certificate of Incorporation authorizing the sale of Series Seed 4 Preferred Stock.

Series Seed 1 Preferred Stock
Between March 13, 2019 and June 2019, pursuant to a Preferred Stock Purchase Agreement, 28 investors purchased 3,220,515 shares of the Company's Series Seed 1 Preferred Stock for aggregate proceeds of $1,663,686.46 at a purchase price of $0.51659. The offering of the Company's Series Seed 1 Preferred Stock was conducted in reliance on Regulation D, Rule 506(b) of the Securities Act. The proceeds of the offering were used for general corporate purposes.

As of the date of this Form C-AR, there are 3,220,515 of Series Seed 1 Preferred Stock issued and outstanding.

Series Seed 2 Preferred Stock
On March 15, 2019, pursuant to a Preferred Stock Purchase Agreement, the Company issued to 50 investors an aggregate total of 4,765,901 shares of the Company's Series Seed 2 Preferred Stock in exchange for the cancellation of outstanding indebtedness of the then-outstanding convertible promissory notes. See '*Convertible Notes*' below for additional information. This offering of the Company's Series Seed 2 Preferred Stock was conducted in reliance on Regulation D, Rule 506(b) of the Securities Act. The proceeds of this offering were used for general corporate purposes.

As of the date of this Form C-AR, there are 4,765,901 shares of Series Seed 2 Preferred Stock issued and outstanding.

Series Seed 3 Preferred Stock
On March 15, 2019, pursuant to a Preferred Stock Purchase Agreement, the Company issued to 1 investor an aggregate total of 1,207,456 shares of the Company's Series Seed 3 Preferred Stock with a conversion price per share of $0.12423 in exchange for the cancellation of outstanding indebtedness of a SAFE agreement. See '*SAFE*' below for additional information. This offering of the Company's Series Seed 3 Preferred Stock was conducted in reliance on Regulation D, Rule 506(b) of the Securities Act. The proceeds of this offering were used for general corporate purposes.

As of the date of this Form C-AR, there are 1,207,456 shares of Series Seed 3 Preferred Stock issued and outstanding.

Series Seed 4 Preferred Stock
Between December, 2019 and March, 2020, pursuant to a Preferred Stock Purchase Agreement, the Company issued 2,156,850 shares of Series Seed 4 Preferred Stock to 21 investors at a purchase price of $0.65 per share, for the aggregate proceeds of $1,401,593.20. This offering of the Company's Series Seed 4 Preferred Stock was conducted in reliance on Regulation D, Rule 506(b) of the Securities Act. The proceeds of this offering have and will be used for general corporate purposes.

In connection with the issuance of the Series Seed 4 Preferred Stock, the Company entered into an investment agreement ("the **Investment Agreement**") with one investor, granting the investor certain material rights, including one seat on the Company's Board of Directors as long as the investor continues to hold at least 25% of the shares of Series Seed 4 Preferred Stock. Further, the Investment Agreement imposes certain obligations upon the Company, including to enter into any agreement reasonably requested by the investor's subsidiary to name the investor's subsidiary as the exclusive custodian for the Company's customer assets as of a date mutually agreeable to the investor and the Company. Certain provisions within the Investment Agreement are subject to the regulatory approval by the Texas Department of Banking. As of the date of this Form C-AR the regulatory approval has not yet been granted.

As of the date of this Form C-AR, there are 2,156,850 shares of Series Seed 4 Preferred Stock issued and outstanding.

The Company's Equity Incentive Plan
On February 16, 2018, the Board of Directors and the Company stockholders adopted the Company's 2018 Equity Incentive Plan to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees, directors and consultants and to promote the success of the Company's business (as amended, the "**Plan**"). The Plan permits the grant of Incentive Stock Options, Nonstatutory Stock Options, Stock Appreciation Rights, Restricted Stock and Restricted Stock Units. Pursuant to the Plan, 2,806,595 shares of Common Stock are authorized for allocation under the Plan.

As of the date of this Form C-AR, the Company has issued awards for 2,266,534 shares of Common Stock under the Plan, and 540,061 shares of Common Stock remain available for grant under the Plan.

Nonstatutory Stock Options
From March 2018 to September 2019, the Company issued 38 nonstatutory stock option grants pursuant to the Plan for the aggregate right to purchase 2,266,259 shares of the Company's Common Stock exercise prices ranging from $0.01 to $0.10 per share with various vesting schedules (collectively, the "*Nonstatutory Stock Options*"). Nonstatutory Stock Options for the right to purchase 1,071,045 shares of Common Stock have been exercised, of which 279,813 remain subject to vesting and 791,232 have vested. Three option grants for the aggregate right to purchase 366,738 shares of Common Stock have been cancelled. These offerings were conducted in reliance on Rule 701 of the Securities Act.

Incentive Stock Options
On August 2, 2019, the Company issued 1 incentive stock option grant pursuant to the Plan with an exercise price of $0.10 per share, for the aggregate right to purchase 25,000 shares of the Company's Common Stock (the "*Incentive Stock Option*"). The Incentive Stock Option is subject to a one-year cliff, at which time 25% of the incentive stock option will vest. After the cliff, the remainder will vest monthly for the remaining 36 months. This offering was conducted in reliance on Rule 701 of the Securities Act. The exercise of the outstanding option to purchase 25,000 shares of Common Stock may dilute the securities acquired upon conversion of the Securities offered in this Offering.

Restricted Stock Awards
On March 14, 2018, the Company granted 500,000 shares of the Company's Common Stock to Richard Dude, a co-founder and the Chief Technology Officer of the Company, at a purchase price of $0.01 per share in exchange for the cash payment of $50.00 and other consideration in the amount of $4,950.00. The restricted stock is subject to a one-year cliff, at which time 25% of the grant shall vest. After the cliff, the remainder of the shares will vest monthly for the remaining 36 months. As of the date of this Form C-AR, 260,416 of such shares have vested and 239,584 remain subject to vesting.

Shortly thereafter, on March 20, 2018, the Company granted a single purchaser and service provider 50,000 shares of the Company's Common Stock at a purchase price of $0.01 per share in exchange for the cash payment of $5.00 and other consideration in the amount of $495.00. This offering was conducted in reliance on Section 4(a)2 of the Securities Act. The restricted stock is subject to a one-year cliff, at which time 25% of the grant shall vest. After the cliff, the remainder of the shares will vest monthly for the remaining 36 months. As of the date of this Form C-AR, 26,041 shares have vested and 23,959 remain subject to vesting.

Convertible Notes
Pursuant to Section 4(a)(2) of the Securities Act, between March 2018 and December 2018 the Company issued 57 convertible promissory notes to 55 investors in the aggregate amount of $1,825,000 (the "*Convertible Notes*"). These Convertible Notes accrued simple interest at a rate of 6% per annum. These notes had a maturity date of March 2, 2020 (the "*Maturity Date*"). The proceeds of this offering were used for general corporate purposes. The Convertible Notes converted on March 15, 2019 through an automatic conversion triggered from the Series Seed 1 Preferred Stock sale and issuance. At such time, 4,765,901 shares of Series Seed 2 Preferred Stock were issued in exchange for the cancellation of the indebtedness of the Convertible Notes.

SAFE
On January 10, 2019 the Company issued a single SAFE to Village Global, L.P. for the aggregate principal amount of $150,000 (the "*SAFE*"), in reliance on Section 4(a)(2) of the Securities Act. The proceeds of the SAFE offering were used for general corporate purposes. The SAFE converted through an automatic conversion triggered by the sale and issuance of shares of Series Seed 1 Preferred Stock. At such time, 1,207,456 shares of Series Seed 3 Preferred Stock were issued and the SAFE was canceled.

In connection with the issuance of the SAFE, the investor received a side letter amended on March 15, 2019 (the "*Side Letter*"), granting the investor certain information rights, including the right to receive all notices, minutes, consents and other materials, subject to the terms of the Side Letter, that that Board of Directors of the Company shall receive, as well as pro rata rights in future offerings and super pro rata rights, wherein investor is entitled to purchase up to $250,000 in certain subsequent financings. On [Date], the Company and Village Global, L.P entered into a further

SAFEs 2020
Between December 30, 2019 and March 28,2020 the Company issued 1,825 SAFEs to 1,824 investors for the aggregate principal amount of $477,545.64 (the "*SAFEs 2020*") in reliance upon Section 4(a)(6) of the Securities Act, including one SAFE 2020 issued to Republic in consideration for its funding portal services in connection with the offering in reliance upon Section 4(a)(6) of the Securities Act. The proceeds of the SAFEs 2020 are intended to be used for general marketing, research and development, and future wages.

As of the date of this Form C-AR, the SAFEs 2020 have not been converted or terminated and remain outstanding.

Dividends
The SAFEs 2020 do not entitle the Investors to any dividends.

Conversion Mechanics

Conversion Upon First Qualified Equity Financing
If the Company elects to convert the SAFEs 2020 upon the first Qualified Equity Financing following the issuance of the SAFEs 2020, the investors will receive the number of CF Shadow Series Securities equal to the greater of the quotient obtained by dividing the amount the investor paid for the SAFEs 2020 (the "***Purchase Amount***") by:

(a) the quotient of $20,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the SAFEs 2020 (collectively, "***Safes***"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes,

OR

(b) the lowest price per share of the securities sold in such Qualified Equity Financing multiplied by 90.00%.

The price (either (a) or (b)) determined immediately above shall be deemed the "***First Financing Price***" and may be used to establish the conversion price of the SAFEs 2020 at a later date, even if the Company does not choose to convert the SAFEs 2020 upon the first Qualified Equity Financing following the issuance of the SAFEs 2020.

Conversion After the First Qualified Equity Financing
If the Company elects to convert the SAFEs 2020 upon an Equity Financing after the first Qualified Equity Financing following the issuance of the SAFEs 2020, the Investor will receive the number of CF Shadow Series Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Financing Price. These securities will have no information rights, no tax reporting rights, no voting rights and any matter by which applicable law requires the holder of such securities to vote, the holders of the securities will enter into a proxy agreement with the Intermediary to vote in line with the series of securities the CF Shadow Series Securities are based off of.

Conversion Upon a Liquidity Event Prior to a Qualified Equity Financing
In the case of an initial public offering of the Company ("***IPO***") or Change of Control (either of these events, a "***Liquidity Event***") of the Company prior to any Qualified Equity Financing, the investor will receive, at the option of the investor, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of shares of Common Stock of the Company equal to the Purchase Amount divided by the quotient of (a) $20,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and holders of other Safes (collectively, the "***Cash-Out Investors***") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

Dissolution
If there is a Dissolution Event before the SAFEs 2020 terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the investors, all holders of other Safes (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of Common Stock.

Termination

The SAFEs 2020 terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the SAFEs 2020) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the investor pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

The SAFEs 2020 do not have any voting rights if and when converted, except as otherwise required by law.

Definitions

"*Capital Stock*" refers to Company's membership interests, Common Units, Common stock, Preferred stock, or any series thereof that the Company is then authorized to issue.

"*CF Shadow Series Securities*" shall mean with respect to a conversion pursuant a Qualified Equity Financing, shares of the Company's Preferred Stock that are identical in all respects to the shares of Capital Stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Conversion Shares would be CF Shadow Series A Preferred Stock), except that the liquidation preference per share shall equal the Conversion Price and the following additional differences:

i.   The Conversion Shares shall be non-voting except as required by law;
ii. The Conversion Shares must vote in accordance with the majority of the investors in such future Qualified Equity Financing with respect to any such required vote; and
iii. Holders of Conversion Shares shall receive periodic business updates from the Company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law and contemplated by Regulation CF).

The Company has no obligation to convert the SAFEs 2020 in any future financing.

"*Change of Control*" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"*Dissolution Event*" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"*Qualified Equity Financing*" shall mean the first sale (or series of related sales) by the Company of its Capital Stock following the date of issuance from which the Company receives gross proceeds of not less than $2,500,000 (excluding the aggregate amount of securities converted into capital stock in connection with such sale (or series of related sales).

Debt

On April 21, 2020, the Company entered into a loan agreement with a banking institution (the "*Loan*") under the Paycheck Protection Program ("*PPP*") for the principal amount of $321,500.00. The loan matures on April 21, 2022 and bears interests at the rate of 1% per annum. Pursuant to the terms of the Loan, the Company will pay this loan in 17 payments whereby the first payment will be due on November 21, 2020. According to the PPP, the Company may be eligible for loan forgiveness if specific requirements as set forth in the PPP are met.

Ownership

No one person or entity owns a majority of the Company.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned By Voting Power
Todayashi Henry Yoshida	29.77%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

We generate all of our revenue from Client Account Opening fees and a monthly compliance fee.

The Company does not expect to achieve profitability in the next 12 months and intends to focus on increasing sales and developing new marketing channels.

The Company incurred total operating expenses of $1,394,527 and $2,557,519 for the years ended December 31, 2018 and 2019, respectively. In 2018, the Company generated $50,895 in net revenue and incurred a net loss of $1,406,480. In 2019, the Company generated $240,627 in net revenue, $22,370 in other income and incurred a net loss of $2,294,522.

General & Administrative

The Company expenses the cost of general & administrative expenses as incurred and aggregated to $806,121 and $1,678,433 for the years ended December 31, 2018 and 2019, respectively..

Sales & Marketing

The Company expenses the cost of sales & marketing as incurred and aggregated $400,083 and $865,773 for the years ended December 31, 2018 and 2019, respectively.

Liquidity and Capital Resources

The Company currently has an average burn rate of $160,000.00 per month. If the Company maintains its current burn rate but fails to raise additional capital, the Company will have a cash runway of approximately three-four months.

Capital Expenditures and Other Obligations

The Company may elect to make the following material capital expenditures in the future:

The Company may elect to spend approximately $300,000 in legal costs and associated expenses to apply for its own Trust Company Charter. The jurisdiction being considered requires a $200,000 refundable deposit made to a regulatory authority. These funds would be spent and reserved in the second or third operating quarter of 2020.

Material Changes and Other Information
Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE SECURITIES

Right of First Refusal and Co-Sale Agreement; Investor Rights Agreement; Voting Agreement

- On March 15, 2019, the Company and the investors in Series Seed 1 Preferred Stock, Series Seed 2 Preferred Stock and Series Seed 3 Preferred Stock entered into an Investors' Rights Agreement (an "*IRA*") which grants such investors a right of first offer. Additionally, the IRA allows any investor that, individually or together with such investor's affiliates, holds at least 200,000 shares of Company securities (as adjusted for any stock split, stock dividend, combination, or other recapitalization or reclassification effected after the date hereof) (a "***Major Investor***") to receive certain information from the Company. On December 6, 2019, the IRA has been amended and restated, and was extended to purchasers of the Company's Series Seed 4 Preferred Stock.

- On March 15, 2019, the Company and investors of the Company's shares of Series Seed 1 Preferred Stock, Series Seed 2 Preferred Stock and Series Seed 3 Preferred Stock, and as well as four securities holders listed as "***Key Holders***" entered into a Right of First Refusal and Co-Sale Agreement (a "***Right of First Refusal and Co-Sale Agreement***"). Pursuant to such agreement, the Company's Key Holders granted to the Company a right of first refusal. Additionally, the agreement grants to the investors that are signatories thereto a secondary refusal right to purchase all or any portion of the stock that has not been purchased by the Company pursuant to the Company's right of first refusal. Finally, if the stock subject to the right of first refusal is not purchased pursuant to such right of first refusal each respective signatory of the Right of First Refusal and Co-Sale Agreement may elect to exercise a right to co-sale and participate on a pro rata basis in the proposed transfer. On December 6, 2019, this Right of First Refusal and Co-Sale Agreement has been amended and restated and was extended to purchasers of the Company's Series Seed 4 Preferred Stock.

- On March 15, 2019, the Company and investors of the Company's shares of Series Seed 1 Preferred Stock, Series Seed 2 Preferred Stock and Series Seed 3 Preferred Stock entered into a Voting Agreement (the "***Voting Agreement***"). By signing the Voting Agreement, investors agreed, in particular, to vote to ensure that the size of the Company's Board of Director remains at two directors and to ensure that Todayashi Henry Yoshida and Chris Palmisano remain directors. Additionally, the Voting Agreement included certain drag-along provisions, and provides that the signatories would vote in whatever manner as shall be necessary to increase the number of authorized shares of Common Stock to ensure that there will be sufficient shares of Common Stock available for conversion of all of the shares of Preferred Stock outstanding at any time. On December 6, 2019, the Company entered into an Amended and Restated Voting Agreement (the "***Amended and Restated Voting Agreement***") and was extended to purchasers of the Company's Series Seed 4 Preferred Stock.

Other Classes of Securities of the Company

The following description summarizes important terms of the existing securities of the company and does not provide every detail that may be of interest to investors in this Offering. A description of the rights of the shareholders may be found in the Company's Amended and Restated Certificate of Incorporation, as well as Delaware General Corporate Law.

Common Stock

Voting Rights

The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

Rights to Dividends

The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in the Certificate of Incorporation) the holders of the Series Seed Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series Seed Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Series Seed Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Series Seed Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Series Seed Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the applicable Series Seed Original Issue Price (as defined below); *provided* that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of Series Seed Preferred Stock shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Series

Seed Preferred Stock dividend. The applicable "**Series Seed Original Issue Price**" shall mean (a) with respect to the Series Seed 1 Preferred Stock, $0.51659 per share, (b) with respect to Series Seed 2 Preferred Stock, $0.36258 per share, (c) with respect to Series Seed 3 Preferred Stock, $0.12423 per share, and (d) with respect to Series Seed 4 Preferred Stock, $0.65 per share, in each case subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the applicable Series Seed Preferred Stock.

Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales
In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event as defined in the Amended and Restated Certificate of Incorporation, after the payment of all preferential amounts required to be paid to the holders of shares of Series Seed Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

Series Seed Preferred Stock

Voting Rights
On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series Seed Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series Seed Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Certificate of Incorporation, holders of Series Seed Preferred Stock shall vote together with the holders of Common Stock as a single class.

Series Seed Preferred Stock Protective Provisions
At any time when at least 2,548,468 shares of Series Seed Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed Preferred Stock) are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, engage in a number of actions without the written consent or affirmative vote of a majority of the outstanding shares of Series Seed Preferred Stock (voting together as a single class on an as-converted basis) (the "**Requisite Preferred Holders**"), including liquidating, dissolving or winding-up the business and affairs of the Company, amending, altering, waiving, or repealing any provisions of the Certificate of Incorporation or Bylaws of the Corporation in a manner that adversely affects the powers, preferences or rights of the Series Seed Preferred Stock, purchasing or redeeming (or permitting any subsidiary to purchase or redeem) or paying or declaring any dividend or making any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Series Seed Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock and (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at the lower of the original purchase price or the then-current fair market value thereof, or, increase the number of shares authorized for issuance under any existing equity incentive plan or create any new equity incentive plan.

Right to Convert
Each share of Series Seed Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the applicable Series Seed Original Issue Price by the applicable Series Seed Conversion Price (as defined below) in effect at the time of conversion. The "**Series Seed Conversion Price**" shall initially be equal to (a) $0.51659 per share with respect to the Series Seed 1 Preferred Stock, (b) $0.36258 per share with respect to the Series Seed 2 Preferred Stock, (c) $0.12423 per share with respect to the Series Seed 3 Preferred Stock, and (d) $0.65 per share with respect to the Series Seed 4 Preferred Stock. Such initial Series Seed Conversion Price, and the rate at which shares of Series Seed Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided by the Amended and Restated Certificate of Incorporation.

Anti-Dilution Rights
The Securities do not have anti-dilution rights.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were

transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

The Company made the acquisition of an entity in November 2018 for a payment of $50,000. The purchase of the entity included technology, assets under management, customer list, as well as a small cash balance. The price was determined during negotiations with all the selling shareholders, including Richard Dude, who is also a co-founder and the Chief Technology Officer of the Company. This was a strategic acquisition.

Loans
The Company does not currently have any outstanding loans with related persons.

Conflicts of Interest
To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION
The Company has not failed to comply with the ongoing reporting requirements of Regulation Crowdfunding.

Bad Actor Disclosure
The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

I, Todayashi Henry Yoshida, certify that the financial statements of Rocket Dollar, Inc., included in this Form C-AR are true and complete in all material respects.

/s/Todayashi Henry Yoshida
(Signature)

Todayashi Henry Yoshida
(Name)

Director, Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Todayashi Henry Yoshida
(Signature)

Todayashi Henry Yoshida
(Name)

Director, Chief Executive Officer
(Title)

June 9, 2020
(Date)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Chris Palmisano
_____
(Signature)

Chris Palmisano
_____
(Name)

Director, Chief Revenue Officer, Chief Operating Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Chris Palmisano
_____
(Signature)

Chris Palmisano
_____
(Name)

Director, Chief Revenue Officer, Chief Operating Officer
_____
(Title)

June 9, 2020
_____
(Date)

EXHIBITS
Exhibit A   Financial Statements

EXHIBIT A
Financial Statements

Rocket Dollar, Inc.

BALANCE SHEET
December 31, 2019

ASSETS

Current Assets	
Cash and Cash Equivalents	503,252
Accounts Receivable	395
Prepaid Expenses and Other Current Assets	16,571
Total Current Assets	520,218
Non-Current Assets	
Fixed Assets	44,290
Other Assets	3,080
TOTAL ASSETS	567,588

LIABILITIES AND EQUITY

Liabilities	
Current Liabilities	
Accounts Payable	32,886
Other Current Liabilities	13
Total Current Liabilities	32,899
TOTAL LIABILITIES	32,899
Equity	
Common Stock	235,614
Additional Paid-In Capital	24,960
Preferred Stock	3,968,771
Retained Earnings	(1,400,134)
Net Income	(2,294,522)
TOTAL EQUITY	534,689
TOTAL LIABILITIES AND EQUITY	567,588

Rocket Dollar, Inc.

STATEMENT OF INCOME
Year Ended December 31, 2019

Revenues	341,340
Cost of Goods Sold	100,713
Gross Profit	240,627
Operating Expenses	
General and Administrative	1,678,433
Marketing & Sales	865,773
Depreciation Expense	13,314
Total Operating Expenses	2,557,519
Net Operating Loss	(2,316,892)
Other Income	22,370
Net Loss	(2,294,522)

Rocket Dollar, Inc.

STATEMENT OF CASH FLOWS
Year Ended December 31, 2019

CASH FLOW FROM OPERATING ACTIVITIES:	
Net Income	(2,294,522)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	55
Other Current Assets	-
Prepaids:Other Prepaid Expenses	999
Accumulated Depreciation	13,314
Accounts Payable (A/P)	(8,245)
Brex	1,296
Chase Credit Card	(5,464)
Accrued Expenses	(72,173)
Seller Notes Payable	(19,713)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(89,932)
Net cash provided by operating activities	(2,384,453)
CASH FLOW FROM INVESTING ACTIVITIES:	
Software	(2,892)
Net cash provided by investing activities	(2,892)
CASH FLOW FROM FINANCING ACTIVITIES	
Convertible Notes	(1,650,000)
Common Stock	234,610
Paid-In Capital	6,062
Preferred Stock	3,968,771
Net cash provided by financing activities	2,559,443
Net cash increase for period	172,098
Cash at beginning of period	331,154
Cash at end of period	503,252